DB

19007545

SEC Mail Processing

MAR 01 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-15826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Berkeley Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Long (617)663-4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Distributors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ROSALIE M. CALABRARO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 27, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN HANCOCK DISTRIBUTORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2018

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
John Hancock Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of John Hancock Distributors, LLC (the Company) as of December 31, 2018, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations, changes in shareholders' equity, and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.

February 26, 2019

JOHN HANCOCK DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2018

Assets	
Cash	$ 322,330
Money market securities - trading (cost $20,246,012)	20,246,012
Accounts receivable	1,156,378
Other assets	388,328
Total assets	$ 22,113,048
Liabilities	
Accounts payable and accrued expenses	$ 296,781
Commissions and distribution expenses payable	535
Due to affiliated companies	12,002,346
Deferred income taxes, net	158
Total liabilities	12,299,820
Member's equity	
Member's capital	6,748,309
Retained earnings (deficit)	3,064,919
Total Member's equity	9,813,228
Total liabilities & Member's equity	$ 22,113,048

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK DISTRIBUTORS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

Revenues	
Selling commissions	$ 373,115,558
Rule 12b-1 service fees	147,840,016
Other revenue	358,367
Total revenues	521,313,940
Expenses	
Selling commissions	145,399,855
Rule 12b-1 service fees	50,783,372
Other selling, general, and administrative expenses	10,603,384
Marketing support expenses	208,927,916
Total expenses	415,714,526
Income (loss) before income taxes	105,599,414
Income tax expense (benefit)	22,175,867
Net income (loss)	$ 83,423,547

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2018

	Member's Capital	Retained Earnings (Deficit)	Total Member's Equity
Balance at January 1, 2018	$6,748,309	$ 3,064,919	$ 9,813,228
Net income (loss)		83,423,547	83,423,547
Distributions to Parent		(83,423,547)	(83,423,547)
Balance at December 31, 2018	$6,748,309	$ 3,064,919	$ 9,813,228

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

Operating activities	
Net income	$ 83,423,547
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(729)
Change in operating assets and liabilities:	
Net (subscriptions) redemptions of money market securities	(1,382,459)
Accounts receivable	445,515
Due to/from affiliated companies	836,757
Deferred selling commissions, excluding amortization	3,471
Prepaid expenses	78,800
Accounts payable and accrued expenses	68,048
Commissions and distribution expenses payable	(326)
Net cash provided by (used in) operating activities	83,472,624
Financing activity	
Distributions paid to Parent	(83,423,547)
Net cash provided by (used in) financing activities	(83,423,547)
Net increase (decrease) in cash	49,077
Cash at beginning of year	273,253
Cash at end of year	$ 322,330

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

John Hancock Distributors, LLC (the "Company") is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and a Securities and Exchange Commission ("SEC") registered investment advisor under the Investment Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated in the State of Delaware on August 1, 2001. The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products, variable annuity products, retirement plan services, and 529 plans issued by JHUSA and John Hancock Life Insurance Company of New York ("JHNY").

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Money Market Securities. The Company classifies its money market securities as trading securities and records these securities at fair value. The change in fair value related to trading securities is included in other revenue in the Statement of Operations. These securities include investments in money market registered investment companies.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distressed sale) between market participants at the measurement date; that is, an exit value.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.
- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.
- Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

Money market securities are classified within Level 1 of the fair value hierarchy and based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2018. The Company's policy is to record such transfers at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value.

Revenue Recognition. Selling commissions are comprised of underwriting, Contingent Deferred Sales Charges ("CDSC"), and distribution fees. These fees are derived principally from the sale of variable life insurance products, trail commissions earned from of variable annuity products, retirement plan services, and 529 plans issued by JHUSA and JHNY. The revenue is recorded during the period in which underwriting and distribution services are performed. Underwriting and distribution fees are collected monthly. CDSC commissions are recognized as income when received. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Other revenue includes interest income which is recognized on an accrual basis.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Current Adoption of Recent Accounting Pronouncements

ASU 2014-09, Revenue from Contracts with Customers (Topic 606)

In May 2014, the FASB issued a new accounting standard that supersedes virtually all U.S. GAAP guidance on revenue recognition. The FASB has also issued several updates to ASU 2014-09. The new standard, as amended, is effective for fiscal years beginning after December 15, 2017. The new standard requires recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to. ASU 2014-09 does not apply to insurance contracts, financial instruments, and lease contracts.

The Company adopted the new revenue recognition standard effective January 1, 2018, using the modified retrospective method with no restatement of comparative information. The Company's service arrangements are generally satisfied over time, and measured and collected from customers within a short term as services are rendered. Adoption of the new revenue recognition standard did not have a significant impact on the Company's Financial Statements.

Note 3 – Related Party Transactions

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Underwriting and Distribution Fees. The Company receives underwriting and distribution fees and pays distribution expenses to JHUSA and JHNY related to variable annuities, retirement plan services and variable life insurance products. The total amount of fees recognized and incurred to related parties was $355,560,924 for the year ended December 31, 2018, which are included in selling commissions revenue on the Statement of Operations.

Rule 12b-1 Distribution Plans. Products sold by JHUSA and JHNY invest their separate account assets in registered investment companies (the "Funds") managed by John Hancock Investment Management Services, LLC and John Hancock Advisors, LLC, which are affiliated companies. The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. Under the terms of the distribution plans, each Fund makes payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. The Company also earns Rule 12b-1 distribution fees for distributing certain funds for John Hancock Funds, LLC ("Funds, LLC"), an affiliated company, which amounted to $24,057,889 for the year ended December 31, 2018. These fees are included in Rule 12b-1 service fees in the Statement of Operations. These plans are subject to annual review and approval by the independent trustees of each of the Funds.

The Company subcontracts the shareholder servicing for the retirement plan assets to JHUSA and recognized fees of $29,291,591 for these services for the year ended December 31, 2018, which are included in Rule 12b-1 service fee expense in the Statement of Operations. Amounts payable to JHUSA were $2,229,264 at December 31, 2018.

Service Agreements. JHUSA and JHNY pay all selling and administrative costs and certain other expenses as mutually agreed upon and are reimbursed by the Company. Reimbursed amounts included in other selling, general and administrative expenses amounted to $3,905,617 for the year ended December 31, 2018.

Other Related Party Matters. For the year ended December 31, 2018, the Company declared distributions of $83,423,547 to JHUSA and had related amounts payable to JHUSA of $6,276,755 at December 31, 2018.

Total amount Due to affiliated companies amounts to $12,002,346 at December 31, 2018.

Note 4 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31, 2018 were as follows:

Current taxes	
Federal	22,176,596
Total	22,176,596
Deferred taxes	
Federal	(729)
Total	(729)
Total income tax expense (benefit)	22,175,867

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2018 follows:

Tax at 21%	22,175,877
Tax Reform Impact	(10)
Total income tax expense (benefit)	22,175,867

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at the financial condition date. For December 31, 2018, deferred tax assets and liabilities consisted of the following:

Deferred income tax liabilities:	
Deferred selling commissions	158
Total deferred income tax liabilities	158
Net deferred tax assets (liabilities)	(158)

With the enactment of the Tax Cuts and Jobs Act (the "Act") on December 22, 2017, the Company applied existing guidance to the best available information in the recording of its tax provisions reflected in the 2017 financial statements. In 2018, the Company completed its analysis on the income tax effects of the Act and adjusted its provisional amounts accordingly. With the completion of the 2017 tax return, the Company recorded all provision to return adjustments of which ($10) impacted the effective tax rate related to the revaluation of deferred tax assets and deferred tax liabilities from 35% to 21%.

The Company has no deferred tax assets that would be subject to a valuation allowance.

The IRS is finalizing its audit of tax year 2014 and 2015. To date, no issues have been raised.

The Company has no reserves for uncertain tax positions. Any related interest and penalty expense would be recorded in Other Selling, General and Administrative Expense in the Statement of Operations.

Note 5 – Net Capital and Regulatory Requirements

As a registered broker/dealer, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1").

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2018, the Company had net capital, as defined, of $7,863,760. The minimum net capital requirement at December 31, 2018 was $250,000.

The Company has claimed exemption from Rule 15c3-3 of the SEC under paragraph (k)(1) of that rule.

Note 6 – Legal Proceedings

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

Note 7 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2018 financial statements through February 26, 2019, the date on which the financial statements were issued.

Supplemental Information

John Hancock Distributors, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Computation of Net Capital	
Total member's equity (from Statement of Financial Condition)	$ 9,813,228
Allowable credits:	
Deferred income taxes, net	158
Total capital and allowable credits	9,813,386
Less: Nonallowable assets:	
Accounts receivable	1,156,378
Other assets	388,328
Total nonallowable assets	1,544,706
Net capital before haircuts on securities positions	8,268,680
Haircuts on securities:	
Investment in money market securities	404,920
Total haircuts on securities	404,920
Net capital	$ 7,863,760
Computation of Alternate Net Capital Requirement	
Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$ -
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 250,000
Excess net capital over requirement	$ 7,613,760

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2018.

John Hancock Distributors, LLC
Schedule II – Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(1) of that Rule.

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors
John Hancock Distributors, LLC

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC Rule 15c3-3, in which (1) John Hancock Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2019

John Hancock Distributors LLC's Exemption Report

John Hancock Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following: The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (1). The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products, variable annuity products, and registered investment companies (the Funds) sponsored and managed by John Hancock Life Insurance Company (U.S.A) and their affiliated entities. The Company operates pursuant to SEC Rule 15c3-3 (k)(1) (The Customer Protection Rule) limiting its business to distribution of mutual funds and/or variable life insurance or annuities. The company does not hold customer funds and/or safekeep customer securities.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 *(*k)(1) throughout the most recent fiscal year without exception.

John Hancock Distributors LLC

I, ______________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: Chief Financial Officer

February 26, 2019